Morgan Stanley Institutional Fund Trust

522 Fifth Avenue

New York, NY 10036

November 22, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:          Morgan Stanley Institutional Fund Trust

Securities Act File No. 002-89729

Post-Effective Amendment No. 94

Investment Company Act File No. 811-03980        Amendment No. 97

SEC  Accession  No.: 0001104659-11-065557

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Morgan Stanley Institutional Fund Trust (the “Registrant”) requests that Post-Effective Amendment No. 94 (the “Amendment”) to the Registrant’s registration statement be withdrawn. The reason for withdrawal is that the Amendment was filed using incorrect series and class codes.

The Amendment has not yet become effective and no securities have been sold in connection with the filing.  Accordingly, the Registrant believes that withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact me at 212.296.6982.

Very truly yours,

/s/ Edward J. Meehan
Edward J. Meehan

cc:  Stefanie V. Chang Yu